Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

TEXT CADENCE

Text. 1.

Your Eaton Vance fund is proposing a conversion to an exchanged-traded fund. The conversion will result in additional trading flexibility, lower expenses for your share class of the Fund(s) and increased transparency. The fund needs your vote.

VOTE NOW! Simply reply FOR, AGAINST, or ABSTAIN.

Voting now means you won’t be contacted again on this matter.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to end these communications.

TEXT CADENCE

Text 2.

Did you know that the proposed ETF conversion of your Eaton Vance fund is expected to result in lower expenses for your share class of the Fund(s) and additional trading flexibility?

Your vote is still needed to approve the reorganization. VOTE NOW by calling 800-706-3274.

Cast your vote now and you won’t receive any additional requests.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to end these communications.

Text 3.

Your Eaton Vance fund cannot be reorganized and benefits realized unless shareholders approve the conversion to an ETF.

Reply FOR, AGAINST, or ABSTAIN to vote, or MORE to review the proposal. To discuss the proposal with a representative, call 800-706-3274.

TEXT CADENCE

Voting now means no additional reminders will be sent.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to stop receiving these communications.

Text 4.

Time is running out to vote on your Eaton Vance fund proposed reorganization to an exchanged-traded fund, which, if approved, will result in lower expenses for your share class of the Fund(s), increased transparency and additional trading flexibility.

VOTE NOW by replying FOR, AGAINST, or ABSTAIN, or by calling toll-free at 800-706-3274.

Voting now means additional communication on this matter will stop.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to stop receiving these communications.

TEXT CADENCE

Text 5.

Without your vote, the proposed reorganization of your fund to an ETF may not happen.

To vote, REPLY to this message FOR, AGAINST, or ABSTAIN. Or call us at 800-706-3274. We can record your vote during the call.

Voting now means additional communication on this matter will stop.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to stop receiving these communications.

Text Reminders

EATON VANCE ETF CONVERSIONS

Text Script 1 REMINDER:

You are receiving this text since you are a shareholder in an EATON VANCE FUND as of October 7, 2026. Our records indicate you still haven’t voted regarding the reorganization of your fund to an ETF.

Remember, by casting your proxy vote now, you will ensure that your shares are represented, and you will not need to be contacted further about the proposal by the fund or the proxy solicitor.

Vote simply by replying with one of the following voting instructions:

FOR, AGAINST, or ABSTAIN.

Reply MORE to view the proxy statement.

Or, to speak with a representative, call 1-800-706-3274.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to end these communications.

The fund’s Joint Special Meeting of Shareholders is scheduled for December 3, 2026.

Text Script 2 TIME IS RUNNING OUT:

Your vote still has not been received for the proposed changes to your EATON VANCE FUND. Time is running out for you to cast your vote and ensure that your shares are represented before the December 3, 2026 Joint Special Meeting of Shareholders.

Please submit your vote now by replying to this message with your voting instruction: FOR, AGAINST, or ABSTAIN.

The fund’s adviser and Board of Trustees believe that converting the fund to an ETF will provide for additional trading flexibility, potential for enhanced tax efficiency, lower expenses for your share class of the Fund(s) and increased transparency.

Text Reminders

Reply MORE to view the proxy statement or call 1-800-706-3274 to speak with a representative to cast your vote.

Remember, by casting your proxy vote now, you will ensure that your shares are represented, and you will not need to be contacted further about the proposal by the fund or the proxy solicitor.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to end these communications.

Text Script 3 FINAL REMINDER:

Final Reminder: Please cast your proxy vote to ensure your shares are represented prior to the December 3, 2026 Joint Special Meeting of Shareholders for certain EATON VANCE FUNDS.

Vote by simply replying with one of the following voting instructions:

FOR, AGAINST, or ABSTAIN.

You may also call 1-800-706-3274 to speak with a representative to cast your vote.

Reply MORE to view the proxy statement.

Questions? Reply with your questions and a representative will be with you promptly.

The Combined Proxy Statement and Prospectus we sent you contains important information regarding the conversion. A copy of the Combined Proxy Statement and Prospectus is available at www.sec.gov. Please read the Combined Proxy Statement and Prospectus carefully because it contains important information.

Reply STOP to end these communications.